UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	April 25, 2024

SANUWAVE Health, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-52985	20-1176000
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11495 Valley View Road, Eden Prairie, Minnesota	55344
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 656-1029

N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A
Indicate by check mark whether the registration is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On April 25, 2024, Sanuwave Health, Inc., a Nevada corporation (“the Company”), and SEP Acquisition Corp., a Delaware corporation (“SEPA”), entered into that certain Amendment Number Two (the “Amendment”) to the Agreement and Plan of Merger, dated as of August 23, 2023, by and among the Company, SEPA and SEP Acquisition Holdings Inc., a Nevada corporation, and a wholly owned subsidiary of SEPA (as amended, the “Merger Agreement”). Pursuant to the Amendment, the “Outside Date” under the Merger Agreement, which is the date after which the Company or SEPA, in its discretion, can elect to terminate the Merger Agreement if any of the conditions to the closing of the other party have not been satisfied or waived, has been extended from April 30, 2024 to May 31, 2024. No other changes were made to the Merger Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 and is incorporated herein by reference.

Forward-Looking Statements

This report may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and SEPA’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, the satisfaction of the closing conditions to the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”); the timing of the closing of the Transactions; and expected results for the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of the Company and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to consummate the Transactions, including due to conditions to the closing in the Merger Agreement, such as the requirement that SEPA shall have at least $12.0 million at closing resulting from proceeds of (a) SEPA’s Class A common stock that has not been redeemed and (b) a private placement; (3) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transactions; (4) the inability to obtain or maintain the listing of SEPA’s securities on Nasdaq following the Transactions; (5) costs related to the Transactions; (6) changes in applicable laws or regulations; (7) the possibility that the Company or SEPA may be adversely affected by other economic, business, and/or competitive factors; and (8) other risks and uncertainties identified in the proxy statement of the Company and the proxy statement/prospectus of SEPA relating to the Transactions, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (the “SEC”) made by the Company and SEPA. The Company and SEPA caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither the Company nor SEPA undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by the Company. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between the Company and SEPA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SEPA has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of SEPA. In addition, the Company has filed a definitive proxy statement with the SEC, which has been sent to all of the Company’s stockholders. The Company has also filed other documents regarding the proposed transaction with the SEC. Investors and security holders of the Company are urged to read the registration statement, the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they contain important information about the proposed transaction.

Stockholders can obtain a copy of the proxy statement, and other documents filed with the SEC without charge, by directing a request to the Company at 11495 Valley View Road, Eden Prairie, Minnesota 55344, or by calling (952) 656-1029. Investors and stockholders will also be able to obtain free copies of the registration statement, the proxy statement and all other relevant documents filed or that will be filed with the SEC by the Company or SEPA through the website maintained by the SEC at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE TRANSACTIONS.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SEPA, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Amendment Number Two to Agreement and Plan of Merger, dated as of April 25, 2024, by and between SEP Acquisition Corp. and Sanuwave Health, Inc.
104	Cover Page Interactive Data File--the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SANUWAVE HEALTH, INC.

Dated: April 26, 2024	By:	/s/ Peter Sorensen
	Name:	Peter Sorensen
	Title:	Chief Financial Officer

Exhibit 10.1

Execution Version

AMENDMENT NUMBER TWO TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NUMBER TWO TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of April 25, 2024, is by and between (i) SEP Acquisition Corp., a Delaware corporation (the “Purchaser”), and (ii) SANUWAVE Health, Inc., a Nevada corporation (the “Company”).

RECITALS

WHEREAS, Purchaser, SEP Acquisition Holdings Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), and the Company have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated August 23, 2023, pursuant to which the Company will merge with and into Merger Sub, with the Company being the surviving entity in the Merger;

WHEREAS, Purchaser and the Company have entered into that certain Amendment Number One to Agreement and Plan of Merger, dated as of February 27, 2024; and

WHEREAS, pursuant to Section 9.9 of the Merger Agreement, Purchaser and the Company have agreed to further amend the Merger Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, the parties hereto, intending to be legally bound hereby, agree as of the date hereof, as follows:

AGREEMENTS

1.   Amendment.  Section 7.1(b) of the Merger Agreement is hereby deleted and replaced with the following:

(b)       by written notice by either the Purchaser or the Company if any of the conditions of the other Party to the Closing set forth in Article VI have not been satisfied or waived by May 31, 2024 (the “Outside Date”);

2.        Effect of Amendment.  The undersigned hereby agree and acknowledge that, except as provided in this Amendment, the Merger Agreement shall remain in full force and effect and has not been modified or amended in any respect, it being the intention of the undersigned that this Amendment and the Merger Agreement be read, construed, and interpreted as one and the same instrument.

3.         Headings.  The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

4.        Counterparts.  This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.         Governing Law.  The validity, interpretation, and performance of the Merger Agreement, including this Amendment, shall be governed in all respects by the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

The Purchaser:

SEP ACQUISITION CORP.

By:	/s/ R. Andrew White
Name:	R. Andrew White
Title:	Chief Executive Officer

The Company:

SANUWAVE HEALTH, INC.

By:	/s/ Morgan Frank
Name:	Morgan Frank
Title:	Chairman, Chief Executive Officer

[Signature Page to Amendment Number Two to Agreement and Plan of Merger]